Via Facsimile and U.S. Mail
Mail Stop 6010

May 23, 2008

Mr. Lars Rebien Sorensen
President and Chief Executive Officer
Novo Nordisk AS
Novo Alle-1
DK-2880 Bagsvaerd
Denmark

Re: **Novo Nordisk AS**
        Form 20-F for the Year Ended December 31, 2007
        Filed February 11, 2008
        File No. 333-82318

Dear Mr. Sorensen:

        We have limited our review of your filing to those issues we have addressed in our comments.

        Where indicated, we think you should revise your Form 20-F in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F
Item 19.

1. Item 19 of the Form 20-F and the corresponding "Instructions As to Exhibits" require that you list all exhibits filed as part of the annual report, including exhibits incorporated by reference. However, it does not appear this section of your Form 20-F includes certain exhibits such as your articles of incorporation or bylaws, or any material agreements, if any. Please amend your Form 20-F and file

the articles of incorporation or bylaws as exhibits or if you have previously filed these documents, please revise your exhibit list to include these documents and the appropriate incorporation by reference language. Additionally, please confirm to us that you do not have any material contracts, such as supply agreements or any material collaboration agreements, that need to be filed as exhibits to this Form 20-F.

*   *   *   *

Please amend your Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Song Brandon, Staff Attorney, at (202) 551-3621, or me at (202) 551-3715 with questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director